UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                      000-49899
                                                                ---------------
                                                                SEC FILE NUMBER

                                                                    002113 10 8
                                                                ---------------
                                                                   CUSIP NUMBER

                                  (Check One):

           [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and
                           Form 10-QSB [ ] Form N-SAR
                      For Period Ended: December 31, 2003
                                        -----------------

            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:   N/A
                                             -------

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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates: N/A
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Part I-Registrant Information
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      Full Name of Registrant:
                  ATX Communications, Inc.

      Former Name if Applicable:
                  CoreComm Holdco, Inc.

      Address of Principal Executive Office (Street and Number):
                  2100 Renaissance Boulevard

      City, State and Zip Code
                  King Of Prussia, PA 19406

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Part II-Rules 12b-25 (b) and (c)
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     If the subject  report could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate) [x]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative
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     State below in  reasonable  detail the reasons why Form 10-K,  20-F,  11-K,
10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The annual report on Form 10-K could not be filed within the prescribed time period because the Company is in the process of finalizing its annual financial statements as well as the supporting documentation related thereto. On January 15, 2004, the Company filed a voluntary petition for relief under chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The Company has not been able to complete its year end financial results due to the dedication of most of the Company's internal financial management resources to the preparation for and conduct of the Company's bankruptcy proceeding as debtor in possession. In addition, the Company is in the process of working with its auditor, Ernst & Young LLP, to seek approval from the Bankruptcy Court for the retention of Ernst & Young LLP in order to complete the work required to finalize the audit of the Company's financial statements for the year ended December 31, 2003. Accordingly, the Company needs additional time to complete the disclosure in the annual report on Form 10-K as required under the Securities Exchange Act of 1934.

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Part IV-Other Information
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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

Neil C. Peritz                            (610)             755-4000
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(Name)                                    (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [x] Yes  [ ] No


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


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes  [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            ATX Communications, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2003           By:  /s/ Neil C. Peritz
       --------------                --------------------
                                Name:   Neil C. Peritz
                                Title:  Controller and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).


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